Owl Rock Capital Securities LLC

(A Wholly Owned Subsidiary of Owl Rock Capital Partners LP)
(SEC ID No. 8-69744)
Statement of Financial Condition
December 31, 2018
(With Report of Independent Registered Public Accounting Firm Thereon)

Filed as public information pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.

Owl Rock Capital Securities LLC
(A Wholly Owned Subsidiary of Owl Rock Capital Partners LP)
Table of Contents
December 31, 2018

Filed as public information pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69744

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Owl Rock Capital Securities LLC

OFFICIAL USE ONLY
283250
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue, 38th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Derek O'Leary 212-419-3005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Derek O'Leary _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Owl Rock Capital Securities LLC _____ , as

of December 31 _____, 20 18 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



_____ Signature

Chief Executive Officer
_____
Title



SHERYL GABRIELLE LINDEN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01LI6378249
Qualified in Kings County
Commission Expires July 23, 2022

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member
Owl Rock Capital Securities LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Owl Rock Capital Securities LLC (the Company) as of December 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2016.

New York, New York
February 28, 2019

Owl Rock Capital Securities LLC
(A Wholly Owned Subsidiary of Owl Rock Capital Partners LP)
Statement of Financial Condition
As of December 31, 2018

Assets		
Cash	$	3,673,635
Receivable from Affiliates		1,604,153
Computer Equipment and Software (net of Accumulated		
Depreciation & Amortization of $54,229)		21,943
Prepaid Expenses & Other Assets		188,274
Total Assets	$	5,488,005
Liabilities		
Accrued Compensation	$	1,343,568
Accounts Payable and Accrued Expenses		1,321,921
Total Liabilities		2,665,489
Member's Equity		
Member's Equity		2,822,516
Total Liabilities and Member's Equity	$	5,488,005

The accompanying notes are an integral part of this financial statement.

Owl Rock Capital Securities LLC
(A Wholly Owned Subsidiary of Owl Rock Capital Partners LP)
Notes to Financial Statement
For the year ended December 31, 2018

1.   Organization

Owl Rock Capital Securities LLC ("Owl Rock Capital Securities" or the "Company") is a limited liability company established in the state of Delaware on December 17, 2015. On January 5, 2017 the Company became a broker-dealer registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of Owl Rock Capital Partners LP ("Owl Rock Capital Partners"). The Company provides distribution services with respect to Owl Rock Capital Corporation ("ORCC"), Owl Rock Capital Corporation II ("ORCC II"), and Owl Rock Technology Finance Corporation ("ORTF") (collectively, "Owl Rock BDCs"). Investment advisors affiliated with the Company ("Investment Advisors" or individually "Investment Advisor") serve as the investment advisors for Owl Rock BDCs.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from SEC Rule 15c3-3 of the Securities Exchange Act of 1934.

2.   Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are stated in United States dollars ("U.S. dollars").

The following is a summary of the significant accounting policies followed by the Company:

Cash
Cash consists of deposits held at a bank. Cash is carried at cost, which approximates fair value. The Company deposits its cash with highly-rated banking corporations and, at times, may exceed the insured limits under applicable law.

Receivable from Affiliates
Receivable from Affiliates is stated at its net realizable value, which represents the account balance less an allowance for balances not partially or fully collectible, if applicable. Receivable from Affiliates balance includes balances due to the Company in connection with revenues earned offset by cash advances and expense allocations received from the Company's affiliates. The receivable is settled periodically. The Company considers a receivable uncollectible when, based on current information or factors such as age and credit worthiness it is probable that the Company will not collect, in full, the receivable balance. An allowance is established when management believes that collection, after considering relevant factors, is in doubt. As of December 31, 2018, there is no allowance for uncollectible accounts.

Computer Equipment and Software
Computer Equipment and Software are recorded at cost less accumulated depreciation. Computer equipment and software are depreciated over the estimated useful lives of the asset using the straight-line method.

Revenue Recognition

The Company adopted Accounting Standards Codification Topic 606, "Revenue from Contracts with Customers" ("ASC 606") on January 1, 2018. The adoption of ASC 606 represents a change in accounting principle that aligns revenue recognition with the timing of when promised goods or services (the "performance obligations") are transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The adoption of this new standard has not changed the timing or method the Company recognizes revenue. The Company recognizes revenue when the performance obligation is satisfied. As the Company provides Investment Advisors with distribution, marketing, and shareholder services as a combined single performance obligation on an ongoing basis, Investment Advisors receive the benefits of those services as Securities performs them and simultaneously consumes those benefits as received. Therefore, Securities satisfies the performance obligation over time. As a result, for each financial reporting period, the entire transaction price allocated to the single performance obligation is recognized in revenue.

Accrued Compensation

Accrued compensation represents compensation due to employees.

Income Taxes

The Company is a disregarded entity for tax purposes and is included in the consolidated federal income tax return filed by Owl Rock Capital Partners. Owl Rock Capital Partners is taxed as a partnership for federal income tax purposes and, accordingly, is not subject to federal and state income taxes, such taxes are the responsibility of the individual members. However, Owl Rock Capital Partners is subject to a 4.0% New York City Unincorporated Business Tax ("UBT") on net taxable income. The Company is not subject to, and does not intend to enter into, a tax sharing agreement. Additionally, the Company has not paid or received any tax reimbursements, nor does it intend to pay or receive such reimbursements in the future. As a result, no provision for federal, state, or local income tax is included in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates and such differences could be material.

ASC Topic 460, "Guarantees," requires the disclosure of the Company's representations and warranties which may provide general indemnifications to others. The Company in its normal course of business may enter into contracts that contain a variety of these representations and warranties that provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as claims may be unasserted. However, based on its experience, the Company expects the risk of loss to be remote.

3. **Agreements and Related Party Transactions**

Expense Sharing Agreement

The Company has an Expense Sharing Agreement dated December 4, 2017 with Owl Rock Capital Partners and Owl Rock Capital Advisors LLC, one of the Investment Advisors (the "Expense Sharing

Agreement"). In accordance with the Expense Sharing Agreement, the Company reimburses Owl Rock Capital Partners, or its affiliate, for a proportional share of salaries, benefits and bonuses of Owl Rock Capital Securities registered representatives and unregistered associated persons of Owl Rock Capital Securities employed by Owl Rock Capital Partners, who provide services to the Company. Certain eligible registered representatives determined by Owl Rock Capital Securities have deferred compensation arrangements which are borne solely by Owl Rock Capital Partners without recourse to or reimbursement from Owl Rock Capital Securities. In addition, certain designated expenses of Owl Rock Capital Securities are paid by Owl Rock Capital Partners and/or Owl Rock Capital Advisors, on behalf of Owl Rock Capital Securities, based on certain allocation percentages as provided in the Expense Sharing Agreement.

Occupancy and certain other direct operating expenses are allocated by Owl Rock Capital Partners to its subsidiaries, including the Company, based upon the Company's usage of resources in accordance with a Desk Space User Agreement.

Broker Dealer Services Agreement

The Company is a party to a Broker Dealer Services Agreement (the "Broker Dealer Services Agreement") with Owl Rock Capital Partners and certain of its related parties (collectively, the "Affiliated Companies"). In accordance with the Broker Dealer Services Agreement, the Company provides certain services to the Affiliated Companies, including distribution and related services with respect to Owl Rock BDCs; ongoing investor service for certain groups of investors; marketing and others. The Company charges a fee to the Affiliated Companies for providing these services. The fee consists of all costs of the Company net of the Company's Dealer Manager Fee Revenue.

Dealer Manager Agreements

The Company has entered into certain dealer manager agreements with Owl Rock BDCs and Investment Advisors. Under the terms of such agreements the Company provides the following services with respect to Owl Rock BDCs: solicitation of subscriptions for capital commitments; dealer manager services to distribute shares of common stock of certain of Owl Rock BDCs; and other related services (collectively "Dealer Manager Fee Services"). Pursuant to such dealer manager agreements, the Company earns commissions which can be paid upfront ("Up-front Commissions") or over a period of more than one year ("Trailing Commissions") (collectively "Commissions").

The Company engages third party dealers ("Participating Dealers") to assist it in performing Dealer Manager Services. The Company reallows a portion of its Commissions to Participating Dealers as a compensation for their services.

4.   Computer Equipment and Software

Computer Equipment and Software consists of the following:

Computer Equipment	$	20,097
Software		56,075
		76,172
Accumulated Depreciation & Amortization		(54,229)
	$	21,943

Owl Rock Capital Securities LLC
(A Wholly Owned Subsidiary of Owl Rock Capital Partners LP)
Notes to Financial Statement
For the year ended December 31, 2018

Computer Equipment and Software are depreciated and amortized over a three-year period.

5.   Commitments and Contingencies

The Company accrues for estimated costs, including, if applicable, litigation costs when it is probable that a loss has been incurred and the costs can be reasonably estimated. The status of contingencies is reviewed periodically and accruals, if any, are adjusted to reflect the impact of current developments. Management recorded no loss contingencies as of December 31, 2018.

6.   Member's Equity

For the year ended December 31, 2018, the Company made $200,000 of capital distributions to its member, Owl Rock Capital Partners.

7.   Net Capital Requirement

As a registered broker-dealer, Owl Rock Capital Securities is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital in excess of the greater of $5,000 and 6.67% of aggregate indebtedness. At December 31, 2018, the Company had net capital of $1,008,146, which exceeded the required net capital minimum of $177,788 by $830,358.

8.   Subsequent Events

Management of the Company evaluated subsequent events that occurred from January 1, 2019 through February 28, 2019, the date this financial statement was available to be issued and did not identify any significant subsequent events necessitating disclosure or adjustments.